Exhibit 99.37

CONSENT OF M. AYAD

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated March 2012 entitled “NI 43-101 Technical Report to present the Mineral Resources of the Rare Earth Elements Zone Niobec Mine – IAMGOLD Corporation” (the “Technical Report”) and (2) the annual information form of the Corporation dated March 23, 2012, which includes reference to my name in connection with information relating to the Technical Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ M. Ali Ben Ayad
By: M. Ali Ben Ayad, P. geo.
Title: Associate Geologist

Date: March 23, 2012